

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2022

David Bergman
Chief Financial Officer
Under Armour, Inc.
1020 Hull Street
Baltimore, Maryland 21230

   Re: Under Armour, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2020
    Filed February 24, 2021
    File No. 001-33202

Dear Mr. Bergman:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing